                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 7 November 2002


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                      ----                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               ---                      ---

         If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PREMIER FARNELL PLC
                                           (Registrant)


Date:   November 7, 2002                By: /s/ Steven John Webb
                                           ------------------------------------
                                            Steven John Webb
                                            Group Company Secretary and
                                            General Counsel

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

PREMIER FARNELL PLC

2)   Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDING OF THE SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 886603                 431,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245               1,713,411
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 754612                 150,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206               8,037,904
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866197                  29,719
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332                  29,875
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509                 351,084

5)   Number of shares/amount of stock acquired

N/A

6)   Percentage of issued class

-

7)   Number of shares/amount of stock disposed

200,000

8)   Percentage of issued class

0.05%

9)   Class of security

ORDINARY SHARES OF 5P EACH

10)  Date of transaction

5 NOVEMBER 2002

11)  Date company informed

6 NOVEMBER 2002

12)  Total holding following this notification

10,742,993




13)  Total percentage holding of issued class following this notification

2.96%

14)  Any additional information



15)  Name of contact and telephone number for queries

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS LS12 2QQ
TEL: 0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY

     Date of notification:  6 NOVEMBER 2002